AA 11-8-2004

04019820

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

C 11/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2003 (MM/DD/YY) AND ENDING August 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MILE HIGH CENTER 1700 BROADWAY, SUITE 412
(No. and Street)

DENVER (City) COLORADO (State) 80290 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED OCT 29 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORGAN BASSEY (303) 832-1888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACKSON ASHBY GOLDSTINE, P.C.
(Name – *if individual, state last, first, middle name*)

655 BROADWAY, SUITE 565 (Address) DENVER (City) COLORADO (State) 80203 (Zip Code)

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

8-11-08

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 9/30/2007

Signature

PRESIDENT / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
AUGUST 31, 2004

JACKSON ASHBY GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2004

TABLE OF CONTENTS

JACKSON ASHBY GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

October 22, 2004

The Stockholders and Directors of
Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2004, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2004, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO

HARVESTONS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
For the Year Ended August 31, 2004

ASSETS

Cash	$20,653
Advances & Receivables	89,353
Securities Owned, at Market	53,684
Deposits with Clearing Organization	100,000
Due From Clearing Firm	4,641
Underwriting Fee Receivable	15,000
Prepaid Expenses	2,738
Other Deposits	7,546
Furniture & Equipment, net	9,139
TOTAL ASSETS	$302,754

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES:	
Accounts Payable	3,000
Accrued Payroll	116
TOTAL LIABILITES	3,116
STOCKHOLDERS' EQUITY:	
Common Stock, $1 par Value, 100,000 Shares Authorized, 5,000 Shares Issued & Outstanding	5,000
Additional Paid-in Capital	3,313,551
Unrealized Loss on Securities Owned	(209,744)
Retained Earnings	(2,809,169)
TOTAL STOCKHOLDERS' EQUITY	299,638
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$302,754

The Accompanying Notes are an Integral Part of this Financial Statement

HARVESTON'S SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2004

REVENUES:	
Commissions	$372,532
Trading Revenue	395,628
Underwriting Income	595,547
Other Income	4,777
TOTAL REVENUE	1,368,484
EXPENSES:	
Clearing Expenses	84,527
Commissions	545,341
Salaries & Other Related Costs	304,301
Insurance	21,622
Legal & Accounting	2,500
Administrative Expenses	22,094
Interest Expense	41,642
Depreciation Expense	8,854
Equipment Rental	41,459
Occupancy Costs	59,744
Telephone	8,276
Contributions	1,500
Dues & Subscriptions	32,536
Travel & Business Expenses	40,226
Licenses & Taxes	27,947
TOTAL EXPENSES	1,242,569
NET INCOME (LOSS) BEFORE TRADING LOSS	125,915
TRADING INCOME/(LOSSES)	(282,776)
NET INCOME / (LOSS)	($156,861)

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTON'S SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2004

	Common Stock		Additional			Total
	Shares	Par Value	Paid-In Capital	Unrealized Loss	Accumulated Deficit	Stockholders' Equity
Balance: September 1, 2003	5,000	$5,000	$3,327,317	($248,336)	($2,652,308)	$431,673
Withdrawal of Capital during the Year	-	-	(13,766)		-	(13,766)
Decrease in Unrealized Loss on Securities Owned				38,592		38,592
Net profit(loss) for the year	-	-	-		(156,861)	(156,861)
Balance: August 31, 2004	5,000	$5,000	$3,313,551	($209,744)	($2,809,169)	$299,638

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTON'S SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR the Year Ended August 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income/(Loss)	($156,861)
Adjustments to Reconcile Net Loss to	
Net Cash used in Operating Activities:	
Depreciation	8,854
Increase/Decrease in Assets/Liabilities:	
Decrease in Advances & Receivables	58,806
Decrease in Underwriting Fee Receivable	22,570
Increase in Prepaid Expenses	(323)
Increase in Other Deposits	(1,000)
Increase in Accounts Payable	792
Decrease in Payroll Tax Liabilities	(43)
Total Adjustments	89,656
NET CASH USED IN OPERATING ACTIVITIES	(67,205)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in Due from Clearing Firm	93,120
Purchase of Fixed Assets	(6,269)
Increase in Securities Owned, at Market	(27,658)
Decrease in Unrealized Loss on Securities Owned	38,592
NET CASH PROVIDED BY INVESTING ACTIVITIES	97,785
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in Bank Loan	(3,171)
Decrease in Additional Paid In Capital	(13,766)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(16,937)
INCREASE(DECREASE) IN CASH	13,643
CASH AT BEGINNING OF YEAR	7,010
CASH AT END OF YEAR	$20,653

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2004

1. Organization and Summary of Significant Accounting Principles

Organization:
Harvestons Securities, Inc. ("Harvestons") was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered broker/dealer in securities.

Harvestons has claimed an exemption from rule 15c3-3 of the Securities and Exchange Commission. The Firm does not hold cash or securities for the account of customers. A summary of **Harvestons'** significant accounting policies is as follows:

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years for all assets.

Marketable Securities:
Securities transactions are recorded on a settlement date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized loss for the year ended August 31, 2004 is $209,744.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

Cash Equivalents:
For purposes of the statement of cash flow, **Harvestons** considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. Net Capital Requirements

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2004, **Harvestons** had net capital of $177,851 which was $77,851 in excess of its required net capital of $100,000. **Harvestons** had aggregate indebtedness in the amount of $3,116 therefore, its net capital ratio was .02 to 1 at August 31, 2004.

3. Line of Credit

The Company has a $50,000 line of credit with a financial institution. The note is due on demand. A minimum monthly payment of 2.5% of the outstanding balance with a minimum payment of $100 is due on the 20th of each month. The Company's assets secure the note and the shareholder has personally guaranteed the note. The interest rate is 1.5% plus the Wall Street Journal prime interest rate. There was no outstanding balance at August 31, 2004. The financial institution may change the terms and conditions of the line of credit by giving notice.

4. Income Taxes

No provision for income taxes is required for the period ended August 31, 2004, because **Harvestons** has had net operating losses from inception to August 31, 2004, amounting to approximately $2,511,563. As of August 31, 2003, deferred tax assets and valuation allowance are as follows:

Deferred tax assets resulting from loss carry forwards	$979,510
Valuation Allowance	(979,510)
Net Deferred Income Tax Asset	$0

5. Commitments

The Company leases office space for its operations. The following is a summary by years of future minimum lease payments for office space under the leases at August 31, 2004:

Year Ended August 31,	Amount
2005	$50,199
2006	51,541
2007	49,173
2008	47,997
2009	16,104

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

HARVESTON'S SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2004

NET CAPITAL		
Total Stockholders' Equity		$299,638
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		299,638
Adjustments and Charges:		
Non-Allowable Assets:		
Deposits	7,546	
Office Equipment, net of accumulated depreciation	9,139	
Advances	89,353	
Other receivables and prepaid expenses	2,738	108,776
Net Capital before haircuts on securities positions		190,862
Haircuts on securities positions, computed where applicable pursuant to rule 15c3-1(f):		
Other Securities Owned	(8,053)	
Undue Concentration	(4,958)	(13,011)
NET CAPITAL		$177,851
AGGREGATE INDEBTEDNESS		
Accounts Payable	3,000	
Accrued Payroll	116	
TOTAL AGGREGATE INDEBTEDNESS		$3,116
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital required		$100,000
Excess Net Capital		$77,851
Ratio: Aggregate Indebtedness to Net Capital		.02 to 1

HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIa of Form X-175A-5 as of August 31, 2004)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$177,851
Add Net Audit Adjustments	0
Net Capital	$177,851

HARVESTONS SECURITIES, INC.
YEAR ENDED AUGUST 31, 2004

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. **Harvestons** does not hold cash or securities for the account of customers. All transactions are cleared through separate brokers/dealers, on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3 (k) (2) (I) and Schedules II, III and IV of FOCUS FORM x-17a-5, Part III are not required.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

October 22, 2004

The Stockholder and Directors of
Harvestons Securities, Inc.

In planning and performing our audit of the financial statements of **Harvestons Securities, Inc.** for the year ended August 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Harvestons Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3.

The management of **Harvestons** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which **Harvestons** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the *American Institute of Certified Public Accountants*. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Harvestons'** practices and procedures were adequate at August 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Jackson Ashby Goldstine PC

JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO